Exhibit 99.2
Steakholder Foods Ltd. Announces Closing of $6.5 Million Public Offering

REHOVOT, Israel, Jan. 10, 2023 /PRNewswire/ -- Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder Foods” or the “Company”), an international deep-tech food company at the forefront of the cultivated meat industry, today announced the closing of its previously announced underwritten public offering of 6,500,000 American Depositary Shares (“ADSs”), (or ADS equivalents in lieu thereof) and warrants to purchase up to 6,500,000 ADSs at a public offering price of $1.00 per ADS (and accompanying warrant) for aggregate gross proceeds of $6.5 million, before deducting underwriting discounts and other offering expenses. The warrants issued have a five-year term, are exercisable immediately and have an exercise price of $1.00 per ADS.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 975,000 ADSs and/or warrants at the public offering price, less discounts and commissions, solely to cover over-allotments, if any.

The Company intends to use the net proceeds from this offering for general corporate purposes. In connection with the offering, the Company entered into an agreement with an existing investor in the Company to reduce the exercise price of outstanding warrants to purchase up to 1,857,143 ADS which were issued in the Company’s July 2022 registered direct offering (the “Prior Warrants”) from $3.50 per ADS to $1.00 per ADS. Additionally, the term of the Prior Warrants was amended such that the new termination date is January 10, 2028.

A.G.P./Alliance Global Partners acted as the sole book-running manager for the offering. Maxim Group LLC acted as lead manager for the offering.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-268559) previously filed with the Securities and Exchange Commission (“SEC”) which became effective on January 5, 2023. The offering was made only by means of a prospectus forming part of the effective registration statement. Copies of the preliminary prospectus and copies of the final prospectus relating to the offering may be obtained on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus relating to the offering may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com, or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The Company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning the Company’s business, operations and financial performance and condition as well as plans, objectives, and expectations for the Company's business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect the Company's current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "aim," "intend," "plan" or words or phases of similar meaning and include, without limitation, the expected use of proceeds from the offering, the Company's expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before the Company can potentially launch commercial sales; the Company's research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; the Company's ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including but not limited to, the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 24, 2022 and the Company’s preliminary prospectus (Registration No. 333-268559), filed with the SEC on January 5, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for the Company to predict their occurrence or how they will affect the Company. If one or more of the factors affecting the Company's forward-looking information and statements proves incorrect, then the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, the Company cautions you not to place undue reliance on its forward-looking information and statements. The Company disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. The Company is not responsible for the contents of third-party websites.

Press contact:
Maissa Dauriac
Rainier Communications
mdauriac@rainierco.com

Investor contacts:

Joseph Green
Edison Group
jgreen@edisongroup.com

Ehud Helft
Edison Israel
ehelft@edisongroup.com